Medzed, Inc.
c/o   Daniel R. MacLean
7900 East Union Avenue Suite 1100
Denver Colorado 80237

 February 19, 2008

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F. Street, N.E.
Washington, D.C.  20549

Re:	Form AW WD Registration Statement of Medzed, Inc. No. 333-148719

Ladies/Gentlemen:

We inadvertently referred to the wrong Form in our Form AW Application for Withdrawal dated February 6, 2008 previously filed with the Commission.

Therefore we hereby withdraw our Form AW Application for Withdrawal dated February 6, 2008. We filed a Form S-1/A on February 8, 2008 with the requisite financial statements and auditor’s consent.

Please contact our legal counsel, David Lubin, Esq., should you have any questions or require further information regarding our request for withdrawal. Mr. Lubin may be reached at (516) 887-8200.

Very truly yours, Medzed, Inc.

By: /s/ Daniel R. MacLean
Name: Daniel R. MacLean,
Title: President